January 14, 2025

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Gary Newberry, Mary Mast, Doris Stacey Gama and Joe McCann

Re:	ReShape Lifesciences Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed December 6, 2024
File No. 333-282459

Ladies and Gentlemen:

ReShape Lifesciences Inc. (the “Company,” “ReShape,” “we,” or “our”) is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated December 20, 2024, relating to the Amendment No. 1 to Registration Statement on Form S-4 filed December 6, 2024 by the Company (the “Registration Statement”). Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is being submitted via EDGAR concurrently herewith responding to the Staff’s comments and including certain other revisions and updates. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter, and the Staff’s comments are presented in italics.

Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 2. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 2.

Our responses are as follows:

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1.	We refer to prior comment 2. With reference to the disclosure on page 14, please revise the prospectus coverpage to highlight the equity percentage range (between 88.9% and 92.31%).

In response to the Staff’s comment, the Company has revised the disclosure on the cover page of Amendment No. 2 and has conformed all other references accordingly.

Q: What is the proposed Asset Sale?, page 1

2.	We note your response to prior comment 16. Please revise the Q&A to explain that ReShape expects to use substantially all of the proceeds it received from the Asset Sale to pay transaction expenses related to the Merger and Asset Sale and ordinary course accounts payable. Similarly, revise the disclosure on page 118 concerning Maxim’s valuation analysis to clarify why ReShape expects to only having $1.5 million in cash as opposed to $5.16 million or more at closing.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 and page 132 of Amendment No. 2.

Q. What are the put-call option agreements to be entered into with certain stockholders of Vyome and Vyome India…, page 2

3.	We note your revised disclosure in response to prior comment 3. Revise the disclosure at the bottom of page 2 to explain the “certain price” relating to the combined company’s call option. We also note that your beneficial ownership table on page 267 indicates that the two affiliated Navam entities hold approximately half of the entitled shares (751,147). Please tell us whether any other Directors, Officers or 5% holders beneficially own entitled shares that are subject to the put-call option agreement, including shares underlying options.

In response to the Staff’s comment, the Company has revised the disclosure on page 3 of Amendment No. 2 to substitute the reference from “certain price” to the exchange ratio at which all Vyome shareholders would be receiving ReShape shares at. Further, details of directors, officers or 5% holders that beneficially own entitled shares which are subject to the put-call option agreement have been provided below. Disclosures under the referenced Q&A for the put-call option agreement and under the section “Security Ownership of Certain Beneficial Owners and Management of the Combined Company” have also been amended to clarify the same:

Name of Holder	Shares in the Combined Company subject to put-call option agreement, including shares underlying options
Venkat Nelabhotla	8
Rajeev Mantri	1
Mohanjit Jolly (through his affiliation with Iron Pillar India Fund I)	180,568
Navam Capital Private Limited	627,573
Navam Biotech Ventures	123,674

The Merger

Background of Merger, page 105

4.	We note your response to prior comment 12. Please revise the January 23 entry to disclose the merger consideration and the plans for ReShape’s business assets.

In response to the Staff’s comment, the Company has revised the disclosure on page 118 of Amendment No. 2.

Opinion of ReShape’s Financial Advisor – Maxim Group LLC, page 115

5.	We note your response to prior comment 15. We also note that your disclosure continues to state that the Maxim opinion “was not prepared for ReShape’s stockholders or any other person or entity, nor will it grant them any rights or remedies.” Please remove this statement or disclose the basis for Maxim’s belief that shareholders cannot rely on the opinion to support any claims against Maxim arising under applicable state law (e.g., the inclusion of an express disclaimer in Maxim’s engagement letter with the company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Maxim would have no effect on the rights and responsibilities of either Maxim or the board of directors under the federal securities laws.

In response to the Staff’s comment, the Company has revised the disclosure on page 128 of Amendment No. 2.

Certain U.S. Federal Income Tax Consequences, page 126

6.	With reference to prior comment 21, we note the revised disclosure on page 126 stating that there are no U.S. federal income tax consequences of the Merger or Asset Sale to U.S. Holders of ReShape Shares. Please revise to provide a tax opinion regarding these tax matters and consequences to the ReShape shareholders. Refer to Regulation S-K, Item 601(b)(8).

In response to the Staff’s comment, the Company will provide the tax opinion of Fox Rothschild LLP as Exhibit 8.2.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Vyome Shares, page 128

7.	With reference to Exhibit 8.1, please revise to disclose that the disclosure in the section constitutes the opinion of Sichenzia Ross Ference Carmel LLP, or advise.

In response to the Staff’s comment, the Company would like to advise that the disclosure in the section “Reorganization” recites that it reflects the opinion of Sichenzia Ross Ference Carmel LLP, but the disclosure does not constitute the actual opinion of Sichenzia Ross Ference Carmel LLP. The actual opinion of Sichenzia Ross Ference Carmel LLP, which is not a short-form opinion but a full opinion, will be attached as Exhibit 8.1 to the amended registration statement.

The Company has also revised the disclosure in the section “Section 351 transaction” to clarify that the disclosure reflects the opinion of Sichenzia Ross Ference Carmel LLC. However, as in the case of the disclosure in “Reorganization” (above), the disclosure under the section “Section 351 transaction” does not itself constitute the actual opinion of Sichenzia Ross Ference Carmel LLP (which is a full opinion attached to Exhibit 8.1).

Our Programs, page 171

8.	We note your statement that the active agent in VT-1953 is approved by the US-FDA (NDA#22-308) as an eye drop for the treatment of bacterial conjunctivitis. We note that NDA#22-308 approved the drug Besivance for the treatment of bacterial conjunctivitis. An FDA approval is for the drug as a whole for a specific indication and not for a specific ingredient used in the formulation. As such, please revise the statement that the active agent in VT-1953 is approved by the US-FDA.

In response to the Staff’s comment, the Company has revised the disclosure on page 187 of Amendment No. 2 to clarify that an eye drop with the same active agent as in VT-1953 is approved by the US- FDA (NDA#22-308) for the treatment of bacterial conjunctivitis.

9.	We note your revised disclosure in response to prior comment 24. Please remove the disclosure indicating that mycophenolate has been reported to be “clinically effective in unveitis.” To the extent that you include the quotations from the published third party studies, please provide context by disclosing in the same paragraph, if true, that FDA has not approved mycophenolate or mycophenolate sodium to treat patients with uveitis and that FDA would need to review clinical trial data in order to determine that these drugs were safe and effective to treat uveitis.

In response to the Staff’s comment, the Company has:

1.	deleted disclosure previously appearing in Amendment No. 1 to the Registration Statement indicating that mycophenolate has been reported to be “clinically effective in uveitis.”

2.	Included additional disclosure on page 187 of Amendment No. 2 providing context to state that FDA has not approved mycophenolate or mycophenolate sodium to treat patients with uveitis and that FDA would need to review clinical trial data in order to determine that these drugs were safe and effective to treat uveitis.

Our Strategy, page 173

10.	We note your response to prior comment 25. Please also include a discussion here and on page 175 stating that, to date, you have not had any meetings with the FDA regarding Phase 3 trial protocols or regarding obtaining orphan drug designation, as you do on page 62, and that although you plan to receive orphan drug designation, there is no guarantee that such designation will be granted.

In response to the Staff’s comment, the Company has added disclosure to page 190 of Amendment No. 2 to state that to date, Vyome has not had any meetings with the FDA regarding Phase 3 trial protocols or regarding obtaining orphan drug designation, and although Vyome plans to receive orphan drug designation, there is no guarantee that such designation will be granted.

Vyome’s differentiated development engine, page 174

11.	In your response letter, in response to prior comment 26 you state that you have revised disclosure on page 174. We do not note any changes on page 174, as such we reissue the comment. Please revise the last paragraph on page 174 to avoid the implication that the FDA provides general approval for use of a molecule.

In response to the Staff’s comment, the Company has revised the disclosure on page 191 of Amendment No. 2 to avoid the implication. Further, the Company would also like to clarify that in line with response to the prior comment 26, the disclosure in Amendment No. 1 to the Registration Statement under the referenced sub-section had previously been revised to avoid the implication that the FDA provides general approval for the use of molecule, along with quoting additional studies to emphasize that at the same time, the data generated from clinical studies that led to an approval of a molecule for an indication can be leveraged to support safety for label expansions (i.e. the drugs’ use in treating additional indications).

Vyome’s Product Portfolio, page 176

12.	We note that in response to prior comment 22 you state that you plan to use approximately $2.75 million for continued research and development towards regulatory work and pivotal trial of VT-1953. Please clarify if this plan is for one or both indications of VT-1053.

In response to the Staff’s comment, the Company has revised the disclosure on page 193 of Amendment No. 2 to clarify that the amount of $2.75 million is only for the therapeutic indication of treating malodor in malignant fungating wounds. Additionally, the Company has also revised similar disclosure appearing under heading titled “Expected Use of Proceeds” under the section titled “Vyome Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

13.	We note your response to prior comment 29. Please remove the MRT Platform from the pipeline table because its inclusion indicates that the platform has undergone clinical trials and received FDA approval. We would not object to a separate table for OTC products provided it is clear that these OTC products are out-licensed for sales in India.

In response to the Staff’s comment, the Company has removed the MRT platform from the pipeline table on page 192 of Amendment No. 2; further, a separate table for the MRT platform has been included with the table clarifying that the product is being commercialized in India.

Pre-Clinical Toxicity Studies, page 180

14.	We note your response to prior comment 31. Please revise to discuss the significance of each Cmax, AUC, and Tmax value. Further, define CDLQI at first use.

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 197 of Amendment No. 2 to discuss the significance of each Cmax, AUC and Tmax value. Further, the Company has also revised the disclosure to define CDLQI at first use.

15.	In response to prior comment 32 you state that Phase 1 studies are typically performed on healthy volunteers and do not need to be performed on patients with specific diseases for which it will be studied in pivotal studies. Please revise to clarify whether the Phase 1 open-label, safety, tolerability and pharmacokinetics study conducted on 12 patients with moderate to severe facial acne vulgaris will serve as the Phase 1 data for your future NDA applications pertaining to the MFW indication and the Inflammatory acne indication.

In response to the Staff’s comment, the Company has revised the disclosure on page 203 of Amendment No. 2 to clarify that the safety and pharmacokinetics data from the Phase 1 and 2 clinical studies referenced will be included in future NDA applications to the FDA and other regulatory agencies to support the topical use of VT-1953 to treat different inflammatory conditions, including MFW and inflammatory acne.

Commercialization, page 199

16.	In response to prior comment 39 you discuss the Development and Licensing Agreement with Sun Pharma. We note that Vyome is entitled to “additional sales linked milestone payments upon launch of the product based upon the outcome of a clinical.” Please quantify the additional milestone payments and discuss the outcome of the clinical trial referenced.

In response to the Staff’s comment, the Company has revised the disclosure on page 217 of Amendment No. 2 to include disclosure listing out the additional sales-linked milestone payments under the Development and Licensing Agreement with Sun Pharma. In addition, the Company has also revised the disclosure to clarify that the clinical trial study has not been completed yet.

4. Share Issuances, page 279

17.	You disclose that the $28,562 in the table on page 281 represents the equity portion of the purchase price. Please provide a table breaking out the components of the entire purchase price and clarify, if such is the case, that the $28,562 is presented in thousands.

In response to the Staff’s comment, the Company has added disclosure to page 308 of Amendment No. 2

Unaudited Pro Forma Condensed Combined Financial Statements

5. Notes to Unaudited Pro Forma Condensed Combined Balance Sheet-Pro Forma Adjustments, page 281

18.	Please separately disclose the amount of each adjustment included in adjustment C on page 282.

In response to the Staff’s comment, the Company has added disclosure to page 310 of Amendment No. 2

* * * * *

Thank you for your review of the submissions. If you should have any questions regarding the response letter, please do not hesitate to contact the Company’s outside legal counsel, Brett Hanson of Fox Rothschild LLP, at (612) 607-7330.

Sincerely,

/s/ Paul Hickey
Paul Hickey

cc:	Brett Hanson, Fox Rothschild LLP